[redacted]

SECI 09058612 ISSION

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SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48091 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berry-Shino Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15100 N. 78th Way #100
(No. and Street)

Scottsdale (City) AZ (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Berry 480-315-3660 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian R. Lee, CPA, PC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27952 (Address) Tempe (City) AZ (State) 85285-7952 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Robert L. Berry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berry-Shino Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LORA SARANGA
Notary Public-State of Arizona
MARICOPA COUNTY
My Commission Expires 01/10/12

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Berry-Shino Securities, Inc.

# Financial Statements

## *And Independent Auditors' Report*

*Year Ended December 31, 2008*

# Contents

**Brian R. Lee**
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation

www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX

2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735 P. O. Box 27952 • Tempe, Arizona 85285-7952

## Independent Auditors' Report

To Board of Directors
***Berry-Shino Securities, Inc.***
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of ***Berry-Shino Securities, Inc.*** (an Arizona C-Corporation and the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Berry-Shino Securities, Inc.*** as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, supplemental schedule of statement regarding Rule 15c3-3 of the Securities and Exchange Commission, and independent auditors' report on internal control required by SEC Rule 17a-5 contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian R. Lee, CPA, PC
Tempe, Arizona
February 26, 2009

# Financial Statements

## Statement of Financial Condition
## December 31, 2008

| Assets | |
|---|---|
| Cash and cash equivalents | $ 264,883 |
| Receivables | |
| Brokers, dealers and clearing organizations | 1,901 |
| Draws on broker commissions and advances | |
| - Related parties - draws/advances | - |
| - Other (excluding related parties) - draws/advances | - |
| Other | - |
| *Total receivables* | 1,901 |
| Less allowance for doubtful accounts | - |
| *Net receivables* | 1,901 |
| Prepaid expenses | 38,326 |
| Securities owned | |
| Marketable, at market value | 174,310 |
| Not readily marketable, at estimated fair value | 243,442 |
| *Total securities owned* | 417,752 |
| Property and equipment, less accumulated depreciation of $169,565 | 45,004 |
| Other assets | 2,500 |
| **Total Assets** | **$ 770,366** |

**The accompanying notes are an integral part of these financial statements.**

## Statement of Financial Condition (CONTINUED)
## December 31, 2008

### Liabilities and Stockholders' Equity

| | |
|---|---|
| Liabilities | |
| Payables: Brokers, dealers and clearing organizations | |
| - Related parties - broker commissions and other | $ 3,694 |
| - Other (excluding related parties) | 5,985 |
| *Total payables: brokers, dealers and clearing organizations* | 9,679 |
| Accounts payable and accrued liabilities | |
| - Related parties - accrued interest payable | - |
| - Other (excluding related parties) | 6,123 |
| *Total accounts payable and accrued liabilities* | 6,123 |
| Loans payable - FINRA | 107,294 |
| Former client settlement payable | 50,000 |
| *Total Liabilities* | 173,096 |
| Commitments and contingencies | - |
| Stockholders' equity | |
| Common stock - no par value, 10,000 shares authorized; 10,000 shares issued and 5,212 shares outstanding | 3,497,526 |
| Treasury stock - at cost, 4,788 shares | (538,500) |
| Accumulated deficit | (2,361,756) |
| *Total Stockholders' equity* | 597,270 |
| **Total Liabilities and Stockholders' Equity** | **$ 770,366** |

**The accompanying notes are an integral part of these financial statements.**

## Statement of Operations
## For the year ended December 31, 2008

| | |
|---|---|
| **Revenues** | |
| Commissions - trading | $ 108,982 |
| Commissions and fees - investment banking | 853,495 |
| Commissions - other | 839 |
| Finders fee income | - |
| Net dealer inventory and investment gains/(losses) | (600,331) |
| Other Income | 20,098 |
| *Total Revenues* | 383,083 |
| **Operating Expenses** | |
| Employee compensation and benefits | 121,196 |
| Commissions and floor brokerage fees | 410,624 |
| Communications | 27,414 |
| Directors fees | 50,000 |
| Occupancy | 58,837 |
| Advertising | 401 |
| Professional fees | 54,222 |
| Regulatory expenses | 15,605 |
| Other operating expenses | 198,039 |
| *Total Operating Expenses* | 936,338 |
| **Income (Loss) from Operations** | (553,255) |
| **Other Revenue (Expenses)** | |
| Interest and dividends income | 13,348 |
| Interest expense | (18,860) |
| *Total Other Revenue (Expenses)* | (5,512) |
| **Income (Loss) before Income Taxes** | (558,767) |
| **Provision for Income Taxes (Benefit)** | |
| Current | 50 |
| Deferred | - |
| *Total Provision for Income Taxes (Benefit)* | 50 |
| **Net Income (Loss)** | $ (558,817) |

**The accompanying notes are an integral part of these financial statements.**

## Statement of Changes in Stockholders' Equity
## For the year ended December 31, 2008

| Stockholders' Equity | Common Stock | Treasury Stock | Accumulated Deficit |
|---|---|---|---|
| Balances At December 31, 2007 | $ 3,497,526 | $ (538,500) | $ (1,802,939) |
| Net income (loss) | | | (558,817) |
| **Balances At December 31, 2008** | **$ 3,497,526** | **$ (538,500)** | **$ (2,361,756)** |

**The accompanying notes are an integral part of these financial statements.**

## Statement of Cash Flows
## For the year ended December 31, 2008

| | |
|---|---|
| **Cash Flows From Operating Activities** | |
| Net Income (Loss) | $ (558,817) |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities | |
| Depreciation | 61,783 |
| (Gain) loss on sale of securities owned | (6,210) |
| Unrealized (gain)/loss on securities owned | 606,540 |
| (Increase) Decrease in | |
| Receivables - related parties | - |
| Receivables - other (excluding related parties) | 6,267 |
| Prepaid expenses | (9,846) |
| Securities owned | (243,439) |
| Other assets | - |
| Increase (Decrease) in | |
| Payables: Brokers, dealers and clearing organizations | |
| - Related parties - broker commissions and other | (8,335) |
| - Other (excluding related parties) | 1,877 |
| Accounts payable and accrued liabilities - related parties | - |
| Accounts payable and accrued liabilities - other (excluding related parties) | (32,893) |
| Total Adjustments | 375,744 |
| *Net Cash Provided by (Used in) Operating Activities* | *(183,073)* |
| **Cash Flows From Investing Activities** | |
| Purchases of Property and equipment | (1,762) |
| *Net Cash Provided by (Used in) Investing Activities* | *(1,762)* |
| **Cash Flows From Financing Activities** | |
| Payments on loans payable - FINRA | (35,206) |
| *Net Cash Provided by (Used in) Financing Activities* | *(35,206)* |
| Net Increase (Decrease) in Cash and Cash Equivalents | (220,041) |
| Cash and Cash Equivalents, Beginning of Year | 484,924 |
| **Cash and Cash Equivalents, End of Year** | **$ 264,883** |

**The accompanying notes are an integral part of these financial statements.**

## Statement of Cash Flows (CONTINUED)
## For the year ended December 31, 2008

### Supplemental Disclosures of Cash Flow Information

| | | |
|---|---|---|
| Cash Paid During the Year for Interest | $ | 18,860 |
| Cash Paid During the Year for Taxes | $ | 50 |

### Non Cash Investing and Financing Activities

| | | |
|---|---|---|
| Decrease to Accounts payable and accrued liabilities - other (excluding related parties) with increase to Loans payable - FINRA | $ | 142,500 |
| Increase to Other Expenses with increase to Former client settlement payable | $ | 50,000 |

**The accompanying notes are an integral part of these financial statements.**

## Notes to Financial Statements
## December 31, 2008

### Note A –
### Summary of Significant Accounting Policies and Nature of Operations

A summary of Berry-Shino Securities, Inc. (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

*Organization and Nature of Operations*

Berry-Shino Securities, Inc. (an Arizona C-Corporation) was incorporated in the State of Arizona on July 16, 1993. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 of the Securities and Exchange Commission (SEC) and is registered with the Financial Industry Regulatory Authority (FINRA). The Company currently processes its trades through one clearing broker dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. The Company has adopted a fiscal year end of December 31.

*Methods of Accounting*

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

*Secured Margin Overdraft*

Margin accounts maintained by the Company at a clearing broker-dealer may become overdrawn. These accounts are secured by collateral held by the clearing broker-dealer.

## Notes to Financial Statements
## December 31, 2008

## Note A – CONTINUED
## Summary of Significant Accounting Policies and Nature of Operations

*Receivables*

The Company had receivables due from brokers, dealers and clearing organizations. $0 of the $1,901 total receivables was over 90 days past due at December 31, 2008. The Company has no allowance for doubtful receivables as of December 31, 2008 as it considers these receivables fully collectible as of that date. These receivables are generally non-interest bearing financial instruments for the Company.

*Securities Owned*

Securities owned are classified as trading securities and recording at published market value or at estimated fair market value, as determined by management, with unrealized gains and losses accounted for in the current income/(loss). In computing the realized gains and losses on sale of securities, the Company uses the first-in first-out method to identify the basis of the securities sold. For the purpose of the statement of cash flows, trading securities are classified as operating activities.

*Property and Equipment*

Property and equipment are recorded at cost and depreciated over the estimated useful life of the assets, which range from 3 to 7 years for financial reporting purposes and from 3 to 39 years for income tax purposes. The Company uses straight-line and double-declining balance methods for financial reporting purposes and accelerated methods for tax purposes.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2008.

*Discretionary Liabilities*

The Company records discretionary compensation, even though certain discretionary liabilities, such as a noncontractual bonus accrual, may be added back to the Company's net worth for determining net capital. Discretionary liabilities are estimated and recorded based on appropriateness of the accrual for the statement of financial position date but are subject to changes in estimate with new information from management as to probability of payment of these amounts.

## Notes to Financial Statements
## December 31, 2008

## Note A – CONTINUED
## Summary of Significant Accounting Policies and Nature of Operations

*Revenues*

The Company's main sources of revenue are from: (1) trading commissions and (2) investment banking commissions and fees. The Company, as a broker-dealer, records trading commissions gross and recognizes related revenues on a trade date basis. The Company processes trades on the stock market for clients. These trades are handled through third-party executing brokers and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, insurance companies and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds and insurance companies issue commission checks to the Company periodically for initial placements. Trailer commissions are generally paid quarterly. The Company receives revenues from investment banking commissions and fees. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Investment banking commissions and fees are recorded on an accrual basis. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the issuer. In accordance with selling agreements and management discretion, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods.

*Advertising*

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $401 for the year ended December 31, 2008.

## Notes to Financial Statements
## December 31, 2008

### Note B -
### Related Party Transactions

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2008:

| Payables: Brokers, dealers and clearing organizations – Related parties – broker commissions and other | Amount |
|---|---|
| (payable due broker - commissions – stockholder (R. Berry)) | $3,694 |
| **Total** | **$3,694** |

| Operating Expenses – included as part of Commissions and floor brokerage fees | Amount |
|---|---|
| (referral fees (Legacy Bank)) | $18,900 |
| (contract labor (Robyn Berry)) | 40 |
| **Total** | **$18,940** |

| Operating Expenses – Directors fees | Amount |
|---|---|
| (directors fees (Verna Malone – non-employee)) | $12,500 |
| (directors fees (Julian Fruhling – non-employee)) | 12,500 |
| (directors fees (Jan McDowell – non-employee)) | 12,500 |
| (directors fees (Robert Berry - employee)) | 12,500 |
| **Total** | **$50,000** |

| Operating Expenses – included as part of Occupancy | Amount |
|---|---|
| (rent – office space (LPC Investments, LLC)) | $48,789 |
| **Total** | **$48,789** |

## Notes to Financial Statements
## December 31, 2008

### Note B — CONTINUED
### Related Party Transactions

As of December 31, 2008 and subsequent to that date, the Company has a written referral fee agreement with Legacy Bank for bank customers referred to the Company for investment banking. The payout under this written agreement is $3,000 per referral, when applicable.

The Company previously had a verbal referral fee agreement with Legacy Bank for bank customers referred to the Company for investment banking but this was replaced with a written agreement effective September 30, 2008. The payout percentage was fifteen percent under the terms of this earlier agreement, when applicable.

In addition to related party transactions noted in tables above, the Company reimbursed Legacy Bank for Christmas party expenses of $924.

One stockholder is paid commissions and directors fees.

### Note C -
### Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by SFAS 157. SFAS 157 is effective for fiscal years beginning after November 15, 2007. SFAS 157 is not expected to have a material effect on our financial statements.

### Note D -
### Securities Owned

Securities owned are classified as trading securities. Marketable securities are recorded at published market value. Securities not readily marketable include investment securities that cannot be offered or sold because of restriction or conditions applicable to the securities or that cannot be publicly offered or sold unless registration has been affected under the Securities Exchange Act of 1934. At December 31, 2008, securities not readily marketable consist of restricted stocks and warrants, which are stated at their estimated fair market value, as determined by management.

## Notes to Financial Statements
## December 31, 2008

### Note E -
### Property and Equipment

Property and equipment consisted of the following at December 31, 2008:

| | | |
|---|---|---|
| Furniture and Fixtures | | $ 43,616 |
| Computers and Equipment | | 30,065 |
| Computer Software | | 4,388 |
| Leasehold Improvements | | 136,500 |
| | | 214,569 |
| Accumulated Depreciation | | (169,565) |
| | **Total** | **$ 45,004** |

### Note F –
### Long-Term Obligations

Long-term obligations [including loans payable due to Financial Industry Regulatory Authority (FINRA) for fine assessments and former client settlement payable on statement of financial condition] consisted of the following at December 31, 2008:

| | | |
|---|---|---|
| Loan payable - FINRA, unsecured, monthly payments of $1,378 including interest at 9.5% per annum, due through January 2010 | | $16,946 |
| Loan payable - FINRA, unsecured, monthly payments of $2,826 including interest at 9.5% per annum, due through January 2012 | | 90,348 |
| Former client settlement payable, unsecured, payments of $5,000 for months of January and February 2009, then monthly payments of $2,500, including interest at 4% per annum, due through June 2010 | | 50,000 |
| | | 157,294 |
| Current Portion | | (35,206) |
| | **Total** | **$ 122,088** |

Future minimum annual principle payments on long-term obligations are as follows at December 31, 2008: 2009 - $77,055; 2010 - $45,420; 2011 - $31,975; 2012 - $2,844.

## Notes to Financial Statements
## December 31, 2008

### Note F – CONTINUED
### Long-Term Obligations

The Company entered into two loans payable to FINRA during January 2008 relating to regulatory expenses (fines assessed to the Company by FINRA) and the start date for each of these two loans was January 29, 2008. The loan amounts of $30,000 and $112,500 are payable over 24 months and 48 months, respectively, and the annual interest rate on each loan is 9.5%. FINRA assessed fines was included in regulatory expenses on the statement of operations during the year ended December 31, 2007.

Accounts payable and accrued liabilities – other (excluding related parties) at December 31, 2007 included outstanding amounts due to FINRA for assessed fines of $222,005. Outstanding balances relating to this payable, after payments made during January 2008 prior to January 29, 2008, were converted to loans payable as noted in previous paragraph.

### Note G –
### Income Taxes

The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards, No. 109, *"Accounting for Income Taxes"*. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date.

Deferred taxes consist of the following at December 31, 2008:

| | Current | Noncurrent |
|---|---|---|
| Deferred tax assets | $- | $ 485,298 |
| Deferred tax liabilities | - | - |
| Valuation allowance | - | (485,298) |
| **Total** | **$-** | **$ -** |

A valuation allowance has been established to eliminate the net deferred tax benefit due to uncertainty as to whether the tax benefits will ever be realized.

At December 31, 2007, the Company had a federal net operating loss carryforward available to reduce future taxable income of $785,250. This federal net operating loss carryfoward expires beginning in 2020. At December 31, 2007, the Company had Arizona net operating loss carryforward available to reduce future taxable income of $58,165. This Arizona net operating loss carryforward expires beginning in 2007. The Company's 2008 income tax returns have not yet been prepared as of the independent auditors' report date. The recoverability of these loss carryforwards is contingent upon the Company's ability to generate future taxable income and accordingly will be recognized as the Company generates taxable income.

The Company did pay a $50 minimum tax for Arizona during 2008 relating to the 2007 state tax return.

## Notes to Financial Statements
## December 31, 2008

## Note H –
## Commitments and Contingencies

*Operating Leases*

The Company conducts its Scottsdale, Arizona offices and leases equipment under an operating lease that expires during May 2009. This operating lease for office space and storage space is with LPC Investments, LLC, an affiliated company through common ownership. The Company has initiated negotiations with the related party lessor relating to the office space lease that expires during May 2009. The Company has a verbal month-to-month sub-lease for a portion of its leased office space. The sub-lease rental income for the Company relating to this office space is generally $300 per month and the Company recorded sub-lease rental income (included in other income on statement of operations) of $2,400 for the year ended December 31, 2008. The Company has another operating lease for a copier machine. The following is a schedule by years of future minimum rental payments required under the Company's leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008.

| Year Ending December 31, | Amount |
|---|---|
| 2009 | $24,159 |
| 2010 | 3,226 |
| 2011 | 3,226 |
| 2012 | 806 |
| 2013 and thereafter | 0 |
| **Total** | **$31,417** |

Total rent expense for the year ended December 31, 2008 was $50,770.

*Litigation and/or Arbitrations*

The Company may be a party to various legal actions arising from the normal course of business. In management's opinion, the Company has adequate legal defenses, and does not believe the outcome of such legal actions will materially affect the Company's operation and/or financial position. The Company had legal settlements during 2008 with settled arbitrations, etc. resulting in various legal settlements and legal fees recorded on the books of the Company during 2008.

*Governmental Regulation*

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2008 upon the capital expenditures, net income (loss), financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

*Concentration of Risk - Geographic Concentration*

The Company currently has customers in approximately 30 states within the United States (higher volumes of revenues relating to customers in Arizona, New York and California) and approximately 6 foreign countries (higher volumes of activity in United Kingdom, Jamaica and Germany) with no concentrations of revenues in any specific geographical location.

## Notes to Financial Statements
## December 31, 2008

## Note H – CONTINUED
## Commitments and Contingencies

*Concentration of Risk – Credit Risk*

Financial instruments that potentially subject the Company to credit risk include cash balances at banks and its clearing broker dealer, which had exceeded the related federal deposit insurance and/or other insurance (SIPC - Securities Investor Protection Corporation) at times during the year ended December 31, 2008, but did not exceed the limits as of December 31, 2008.

*Off-Balance-Sheet Risk*

The Company introduces all customer transactions in securities traded on U.S. securities markets to one other New York Stock Exchange member firm on a fully-disclosed basis. The agreements between the Company and their clearing broker dealers provide that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker dealer's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions when necessary.

*Other Contingencies*

During and subsequent to 2008, financial markets as a whole have incurred significant declines in values. Because the values of individual investments fluctuate with market conditions, the amount of investment losses that the Company might recognize in future financial statements, if any, cannot be determined.

## Note I –
## Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform (SEC) Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2008, the Company had net capital of $219,513, which was $119,513 in excess of its required net capital of $100,000. The Company's net capital ratio was 79 to 1.

## Notes to Financial Statements
## December 31, 2008

## Note J -
## Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, *"Disclosures about Fair Value of Financial Instruments"*, requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

*Cash and Cash Equivalents*

The carrying amount reported in the statement of financial position for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

*Receivables*

The fair value of receivables due from brokers, dealers and clearing organizations and from draws on broker commissions and advances is not determinable since these financial instruments are not readily marketable. Management maintains an allowance for doubtful receivables relating to these receivables, when needed.

*Payables: Brokers, dealers and clearing organizations*

The fair value of the payables: brokers, dealers and clearing organizations is not determinable since these financial instruments are not readily marketable.

*Accounts Payable and Accrued Liabilities*

The fair value of the accounts payable and accrued liabilities is not determinable since these financial instruments are not readily marketable.

*Loans Payable - FINRA*

The fair value of the loans payable - FINRA is not determinable since these financial instruments are not readily marketable.

*Former client settlement payable*

The fair value of the former client settlement payable is not determinable since this financial instrument is not readily marketable.

# Additional Information

# Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

## December 31, 2008

### Net Capital

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 597,271 |
| Additions | |
| Subordinated liabilities allowable in computations of net capital | - |
| Total capital and allowable subordinated borrowings | 597,271 |
| Deductions for non-allowable assets | |
| Receivables - over 30 days | 56 |
| Securities - not readily marketable | 243,442 |
| Furniture, equipment, and leasehold improvements, net | 45,004 |
| Other assets | 41,074 |
| Net capital before haircuts on securities positions (tentative net capital) | 267,695 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)) | |
| Other securities | (26,147) |
| Undue concentration | (22,035) |
| **Total** | **$ 219,513** |

### Aggregate Indebtedness

| | |
|---|---|
| Items Included in Statement of Financial Condition | |
| Accounts Payable, Accrued Expenses, Short-Term Debt and Unsecured Debt | $ (173,096) |
| Other Unrecorded Amounts | - |
| | **$ (173,096)** |

## Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (CONTINUED)

## December 31, 2008

### Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum Net Capital Required | $ 100,000 |
| Excess Net Capital | $ 119,513 |
| Ratio: Aggregate Indebtedness to Net Capital | 79 to 1 |

### Reconciliation with Company's Computation

(included in Part II of Form 17a-5(a) as of December 31, 2008)

| | |
|---|---|
| Net Capital, as Reported in Company's Part II (Unaudited Revised FOCUS Report Filed January 26, 2009) | $ 219,512 |
| Net audit adjustments, if any (rounding difference only) | 1 |
| **Net Capital Per Above** | $ 219,513 |

## Supplemental Schedule of Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

## December 31, 2008

The Company is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation

www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX

2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735
P. O. Box 27952 • Tempe, Arizona 85285-7952

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To Board of Directors
***Berry-Shino Securities, Inc.***
Scottsdale, Arizona

In planning and performing our audit of the financial statements of ***Berry-Shino Securities, Inc.*** (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian R. Lee, CPA, P.C.

Tempe, Arizona
February 26, 2009